Exhibit 23 (a)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated April 29, 2005, with respect to management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 of Myers Industries, Inc. included in this Form 10-K/A, in the following Registration Statements and in the related Prospectus:

Number	Description of Registration Statement
333-71852	Registration Statement (Form S-8) pertaining to the Myers Industries, Inc. 2001 Restricted Stock Plan.
333-90637	Registration Statement (Form S-8) pertaining to the Myers Industries, Inc. 1999 Incentive Stock Plan, the Myers Industries, Inc. 1997 Incentive Stock Plan and the Myers Industries, Inc. Amended and Restated Employee Stock Purchase Plan.
33-47600	Registration Statement (Form S-8) pertaining to the Myers Industries, Inc. 1992 Stock Option Plan
33-50286	Registration Statement (Form S-3) pertaining to the Myers Industries, Inc. Dividend Reinvestment and Stock Purchase Plan

/s/ Ernst & Young LLP
Akron, Ohio

April 29, 2005